Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2012 and the years ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

Three Months Ended		Years Ended December 31,
(Millions)	March 31, 2012	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$784.3	$3,077.8	$2,644.2	$1,901.2	$2,174.2	$2,796.4
Add back fixed charges	71.7	293.6	307.7	302.9	297.9	234.3
Income as adjusted ("earnings")	$856.0	$3,371.4	$2,951.9	$2,204.1	$2,472.1	$3,030.7

Fixed charges:
Interest expense	$59.3	$246.9	$254.6	$243.4	$236.4	$180.6
Portion of rents representative of interest factor	12.4	46.7	53.1	59.5	61.5	53.7
Total fixed charges	$71.7	$293.6	$307.7	$302.9	$297.9	$234.3
Ratio of earnings to fixed charges	11.94	11.48	9.59	7.28	8.30	12.94